SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑        Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
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CNH GLOBAL N.V.
Form 6-K for the month of January 2008
List of Exhibits:
1.	Press Release entitled, “CNH Full Year 2007 Diluted EPS of $2.36 up 92% from 2006”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

January 23, 2008

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom    News and Information       (630) 887-2345
Albert Trefts, Jr. Investor Relations           (630) 887-2385
CNH Full Year 2007 Diluted EPS of $2.36 up 92% from 2006
■ Fourth quarter net income was $114 million up from $35 million in 2006
■ Fourth quarter diluted EPS was $0.48 up from $0.15 in 2006
■ CNH Equipment Operations remains net debt free at year-end
■ Full year 2008 financial outlook is an expected range of diluted EPS of $3.30 to $3.60
BURR RIDGE, Illinois (January 23, 2008) – CNH Global N.V. (NYSE:CNH) today reported fourth quarter 2007 net income of $114 million, up compared to net income of $35 million in the prior year. Results include restructuring charges, net of tax, of $6 million in the fourth quarter of 2007, compared with $58 million in 2006. Net income excluding restructuring charges, net of tax, was $120 million, up 29 percent compared to $93 million in the prior year. Fourth quarter diluted earnings per share were $0.48, compared with $0.15 per share in 2006. Before restructuring, net of tax, fourth quarter diluted earnings were $0.50 per share, compared with $0.39 per share in the prior year.
For full year 2007, net income of $559 million was up 91 percent compared to net income of $292 million in 2006. Results include restructuring charges, net of tax, of $61 million in 2007, compared with $71 million in the prior year. Net income excluding restructuring charges, net of tax, was $620 million in the year, up 71 percent compared to $363 million in 2006. Full year diluted earnings per share were $2.36, compared with $1.23 per share in the prior year. Before restructuring, net of tax, full year diluted earnings were $2.61 per share, compared with $1.53 per share in 2006.
“Our Equipment Operations gross margin rose to 18.8% and our operating margin rose to 8.2%, making them our best annual margins in CNH history,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Our revenue growth and margin improvements are a direct result of our actions to revitalize our brands, enhance our customer and quality focus, and leverage our global footprint, which also should contribute to further improvements in 2008. Our full year 2008 financial outlook is an expected range of diluted EPS, of $3.30 to $3.60.”
Highlights for the quarter include:

•	Worldwide agricultural equipment industry retail unit volumes of tractors and combines up 8% and 32% respectively and up in almost every region of the world. CNH’s global reach allowed the company to fully participate in every region, with retail unit sales up more than the industry and with particular strength in high horsepower tractors, combines and in developing markets.

•	Worldwide construction equipment industry retail unit volumes were up in total, approximately 12%, and were up in every region of the world except North America. CNH’s strong global presence allowed the company to capitalize on the strong markets outside of North America and increase retail unit sales more than the industry.

•	Net sales outside of North America were 66% of total net sales, up from 61% in the fourth quarter of 2006.

•	Positive pricing and positive impacts of exchange rate changes more than offset higher economic costs, primarily on steel, rubber, and petroleum-based products, driving another quarter of positive net price recovery.

•	Research and development spending increased 25% compared with 2006, reflecting continuing higher levels of investment in product innovation and quality.

•	Equipment Operations remained in a Net Cash position throughout the quarter.

•	Conditions in the Brazilian agricultural equipment market have continued to improve with total tractor and combine industry unit sales up 63% compared with the fourth quarter of 2006 driven primarily by higher sugar, soybean and corn prices.

•	CNH’s plants produced record numbers of its major agricultural and construction equipment products during the quarter.

•	CNH extended its reach in developing markets with additional customer service centers in Moscow and Istanbul and increased its use of operations in Turkey and India as export bases of value tractors for its worldwide markets.
EQUIPMENT OPERATIONS – Fourth Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $4.1 billion for 2007, compared to $3.0 billion for the same period in 2006. Net sales increased 36% including 7% related to currency variations.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased to $2.8 billion, up 44% (including 7% related to currency), compared with the prior year.

•	Net sales were up 97% in Latin America (including 12% related to currency), up 52% in North America (including 2% related to currency), up 28% in Western Europe (including 10% related to currency), and up 34% in Rest-of-World markets (including 8% related to currency).
Construction Equipment Net Sales

•	Construction equipment net sales increased to $1.3 billion, up 23% (including 8% related to currency), compared to the prior year.

•	Net sales were up 97% in Latin America (including 12% related to currency), up 41% in Western Europe (including 10% related to currency), down 23% in North America (including positive 2% related to currency) and up 78% in Rest-of-World markets (including 9% related to currency).
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 29% to $696 million, compared to the fourth quarter of 2006. As a percent of net sales, gross margin was 17.1%.
•	Agricultural equipment gross margin increased in dollars compared to the prior year. Higher volumes, better mix and improved quality costs were the primary contributors to the profit improvement. Higher material, manufacturing and expediting costs required to maintain the higher production levels, and higher variable compensation costs prevented CNH from realizing the full incremental margins for the additional volumes. The margin declined, however, as a percent of net sales, due to changes in parts and wholegoods mix, changes in regional and product mix within wholegoods and incremental expediting and manufacturing costs required to maintain the high volume levels.

•	Construction equipment gross margin also increased in dollars compared to the prior year. Positive industry and retail performance outside of North America and positive net price recovery were offset by effects of the decline in the North American industry, variable compensation costs and incremental costs to support higher volume levels outside of North America. The decline in margin as a percent of net sales was primarily due to regional market and product mix.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 62% to $265 million, or 6.5% of net sales, compared to $164 million or 5.5% of net sales in the fourth quarter of 2006. The higher gross margin noted above drove the $101 million improvement in Operating Margin. As a percent of net sales, SG&A costs declined by 1.7 percentage points to 7.6% of net sales and R&D costs declined by 0.3 percentage points to 2.9% of net sales, compared with the fourth quarter last year. SG&A costs, in dollars, increased for exchange rate changes, economics, and investments in enhanced customer care and variable compensation programs. R&D costs also increased in dollars as a result of exchange rate changes, the company’s higher level of investments in product innovation and quality, and variable compensation.
Equity in Income of Unconsolidated Subsidiaries

Equipment Operations equity in income of unconsolidated subsidiaries increased $38 million to $45 million in the quarter.
Equipment Operations consolidated effective tax rate
Equipment Operations consolidated effective tax rate, excluding restructuring, of 70% in the quarter resulted in an increase of the Equipment Operations annual consolidated effective annual tax rate to 46%. The higher tax rate in the quarter primarily reflects adjustments to U.S. state deferred tax assets.
FINANCIAL SERVICES – Fourth Quarter Financial Results
Financial Services operations reported net income, excluding restructuring, of $34 million, compared with net income of $61 million in the prior year. Although higher balances of receivables were under management across every region, timing and lower gains on ABS transactions accounted for the decline.
In Brazil, the government extended until February 17, 2008, the existing moratorium on repayments of agricultural retail financing obligations. This payment moratorium affects approximately one-third of our Brazilian Financial Services operations’ $1.7 billion portfolio of agricultural equipment financings, down from one-half at the end of the third quarter.
FOURTH QUARTER 2007 BRAND ACTIVITIES
•	New Holland Agricultural Equipment launched five new models of FR self-propelled forage harvesters, with the biggest crop-choppers in the world, up to 824 horsepower. The brand also launched new models of H9800 self propelled bale wagons, BR7000 round balers and a new 30 horsepower compact tractor for “hobby” farmers. It continued its worldwide rollout of 11 new tractors into Europe during the quarter, from utility tractors up to the top-of-the-line Model T8050 row-crop tractors. The brand consolidated its industry-leading position on biodiesel by announcing its support of the use of B100 biodiesel in nearly 80% of New Holland branded products with diesel engines, including electronic injection engines with common rail technology. At the Agritechnica machinery show, the largest European show for agricultural machinery, New Holland’s T7000 row-crop tractor won the prestigious “Tractor of the Year” award and the “Golden Tractor for Design” award. Its FR9000 forage harvester won the “Machine of the Year” award and its new CR 9000 Elevation combine won a gold medal and two silver medals for innovation.

•	Case IH Agricultural Equipment launched its new WD 3 series of self-propelled windrowers with Tier 3 engines and high-visibility cabs and launched its new Magnum™ 335 row crop tractor. Across the world, the brand also launched upgraded or re-powered tractors of all sizes from compact to row-crop and a new A7700 Austoft™ Sugar Cane Harvester with Tier 3 engines. The new sugar cane harvester won “Metric Awards

Brasil” in the automotive category at the PTC Technology Day in Sao Paulo, for innovation, cost reduction and productivity improvement.

•	New Holland Construction launched new Tier 3 models of upgraded telehandlers, skid steer loaders, hydraulic crawler and wheeled excavators and wheel loaders and began sales of backhoe loaders in China. The brand extended its enhanced customer care initiatives into Italy and France, with a roll-out throughout Europe to take place in 2008. It continued expanding into Russia and Pakistan and tapping new markets throughout the world. Its LM-A Series telehandler was recognized with a “Top 100 Products” award by Construction Equipment Magazine, and The Better Roads Magazine awarded a “Top 50 Products” designation to the Kobelco SK210-8 Acera excavator.

•	Case Construction Equipment launched the high-powered 1650L crawler dozer in North America, the first model in its new L Series, and launched its 721E and 821E wheel loaders in Latin America. Case won “Contractor’s Choice” recognition in North America from Roads & Bridges Magazine. It was cited as “Best Of” in several product categories, winning bronze awards for its 865 VHP motor grader, its 721E wheel loader and its 580M Series 2 tractor loader backhoe. Case also announced the formation of a strategic alliance with Hyundai Heavy Industries, initiating a relationship that will result in the extension of the Case lineup of wheel loaders.
HIGHLIGHTS FOR THE FULL YEAR 2007 INCLUDE:
•	Worldwide agricultural equipment industry retail unit volumes of tractors were up 2% and combine unit sales up 21%, in total, with sales up in every major market except for tractors in Rest-of-World. CNH’s global reach allowed the company to fully participate in every region, with retail unit sales up more than the market and showing particular strength in high horsepower tractors and combines.

•	Worldwide heavy and light construction equipment industry retail unit sales were up 13%, with industry unit sales outside of North America showing continued strength, more than compensating for the weakness in the North American market. CNH’s global presence allowed the company to capitalize on the strong markets outside of North America and increase retail unit sales in line with the industry.

•	Positive pricing and positive impacts of exchange rate changes, offset higher economic-related cost increases, primarily on steel, rubber, and other petroleum-based products, driving another year of positive net price recovery.

•	Equipment Operations positive cash flow drove a $749 million reduction in Net Debt in the year, resulting in a Net Cash position of $486 million at December 31, 2007.

•	On August 1, 2007, Case New Holland, Inc. redeemed the full $1.05 billion aggregate principal amount of its outstanding 9 1/4% Senior Notes due 2011, with a combination of cash and term financings from Fiat Finance North America. The action improved CNH’s balance sheet structure while reducing future interest expense and allowing CNH to better manage its liquidity. Third quarter charges to redeem the notes and writeoff remaining unamortized issuance costs totaled $57 million.

•	In the first quarter, CNH acquired Kobelco-Case Machinery (Shanghai) Co. Ltd., which manages the Case Construction brand distribution network in China.

•	Research and development spending increased 11% compared with 2006, reflecting CNH’s continuing investments in product innovation and quality.

•	In October, CNH made its final submissions in a consolidated arbitration proceeding in London before the ICC International Court of Arbitration, the final ruling in which is still pending. Full year 2007 results were unfavorably impacted by $55 million due to changes in provisions.

•	In August, CNH’s Financial Services in Europe acquired sole ownership of a special purpose trust used to securitize certain wholesale receivables in Europe. Financial Services also took over funding the trust, repaying the third party financing. The transaction was financed through an increase in a debt facility with a related party. Accordingly, Financial Services consolidated approximately $1.0 billion of the trust’s assets and liabilities on its balance sheet as of September 30, 2007.
EQUIPMENT OPERATIONS – Full Year 2007 Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses were $15.0 billion for 2007, compared to $12.1 billion for the same period in 2006. Net sales increased 24% including 5% related to currency variations.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased to $10.0 billion, up 27% (including 5% related to currency), compared with the prior year.

•	Net sales were up 86% in Latin America (including 9% related to currency), up 25% in Western Europe (including 9% related to currency), up 18% in North America (with positive 1% related to currency), and up 29% in Rest-of-World markets (including 7% related to currency).
Construction Equipment Net Sales
•	Construction equipment net sales increased to $5.0 billion, up 17% (including 6% related to currency), compared to the prior year.

•	Net sales were up 58% in Latin America (including 8% related to currency), up 40% in Western Europe (including 9% related to currency), down 21% in North America (with positive 1% related to currency), and up 83% in Rest-of-World markets (including 8% related to currency).
Gross Margin
Equipment Operations gross margin for agricultural and construction equipment increased 29% to $2.8 billion, compared to $2.2 billion for the full year 2006. As a percent of net sales, gross margin increased eight-tenths of a percentage point to 18.8%.

•	Agricultural equipment gross margin increased both in dollars and as a percent of net sales compared to the prior year. Higher volumes and better product mix, positive net price recovery and reduced quality costs were the primary contributors to the improvement. Expediting costs and manufacturing inefficiencies from maintaining higher volumes levels were a partial offset. Margin growth, as a percent of sales, was constrained by regional product and market mix, a slower growth of parts sales than equipment and by the expediting costs and manufacturing inefficiencies.

•	Construction equipment gross margin increased in dollars and was unchanged as a percent of net sales compared to the prior year. Positive industry and retail performance outside of North America, positive net price recovery and reduced quality costs were partially offset by effects of the industry decline in North America, CNH’s actions to reduce dealer inventories and incremental costs to support the higher volume levels outside of North America. Margin growth was constrained by the impact of the decline of the North American market.
Industrial Operating Margin
Equipment Operations industrial operating margin increased 53% to $1.2 billion, or 8.2% of net sales, compared to $800 million or 6.6% of net sales in 2006. The higher gross margin noted above more than accounted for the improvement. SG&A and R&D costs declined by 0.5 and 0.3 percentage points respectively, as a percent of net sales, but increased in dollars.
Equity in Income of Unconsolidated Subsidiaries
Equipment Operations equity in income of unconsolidated subsidiaries increased $41 million to $89 million in the year.
FINANCIAL SERVICES – Full Year Financial Results
Financial Services operations delivered a 2% year-over-year increase in net income excluding restructuring, to $229 million, reflecting the impact of higher balances of receivables under management across every region. Financial Services also recorded lower gains on retail ABS transactions, primarily in the fourth quarter. SG&A costs, including variable compensation, declined as a percent of financial interest income by 210 basis points to 22.4% but increased in dollars.
NET DEBT (CASH) AND OPERATING CASH FLOW
Equipment Operations Net Debt (Cash) position (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable) was Net Cash of $486 million on December 31, 2007 compared to Net Cash of $413 million on September 30, 2007 and to Net Debt of $263 million on December 31, 2006.

In the quarter, Equipment Operations Net Cash increased by $73 million. Operating activities generated $208 million of cash in the quarter, as cash generated from earnings and decreases in working capital more than offset seasonal changes in other assets and liabilities.
Working Capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payable), net of currency variations, decreased by $260 million in the quarter. Decreases in receivables essentially offset increases in inventories, while payables increased – reflecting the incremental increases in production in Western Europe during the quarter, where payment terms are longer. For the full year, working capital, net of currency variations decreased $213 million.
At incurred currency rates, Equipment Operations working capital on December 31, 2007 was $2,043 million, down $248 million from $2,291 million at September 30, 2007 and down $67 million from $2,110 million at December 31, 2006.
Capital expenditures were $163 million in the quarter and $333 million for the full year 2007. In the full year, Equipment Operations Net Debt was reduced by $749 million, driven by $1,001 million of cash generation from operating activities, primarily earnings and the decrease in working capital.
Financial Services Net Debt increased by $457 million to $7,866 million on December 31, 2007 from $7,409 million on September 30, 2007, and by $3,398 million from $4,468 million at December 31, 2006, driven primarily by higher levels of receivables. For the full year, higher volumes, the consolidation of the European Financial Services special purpose trust and reduced use of ABS wholesale conduit facilities drove the increase in receivables.
ADDITIONAL FULL YEAR 2007 BRAND ACTIVITY HIGHLIGHTS:
•	New Holland Agricultural Equipment launched two important tractor lines in the 100 to 210 engine horsepower range, the T6000 Series and T7000 Series, and received the “Eye on Biodiesel” award for innovation at the National Biodiesel Board Conference. New Holland launched its CR 9060 TwinRotor™ combine in Argentina and started production in Brazil of the TT3840 tractor (55 hp). It also launched its T5600 Series tractors in the domestic Chinese market, targeting the higher end of the growing 80 to 100 horsepower market segment with the most advanced and efficient tractors manufactured in China.

•	New Holland Construction Equipment expanded its offering by launching new models of telehandlers, compact track loaders and refreshed its lineup of mini-excavators, wheel loaders and crawler excavators with upgraded engines and enhanced features. New Holland also launched new models of skid steer loaders with upgraded engines and cabs, celebrating its 35th anniversary of skid steer loader production. The brand launched new Tier 3 products in Latin America including E215 and E330 crawler excavators, new skid steer loaders and backhoe loaders. In Europe, the brand launched an upgraded Tier 3 E245 crawler excavator with improved performance and productivity, new models of telehandlers to expand the product offering, and new wheel loaders with improved durability and reliability.

•	Case IH Agricultural Equipment began shipping the new Puma™ Series tractors (135 to 180 PTO horsepower) as well as its new Axial-Flow® 7010 Class 7 combine harvester and a new series of chopping corn heads for its Axial-Flow ® combines in North America. During the third quarter, Case IH Agricultural Equipment began shipping its industry leading Module ExpressTM 625 cotton picker/packager, an environmentally friendly machine that allows farmers to pick, transfer and pack cotton on a single machine without requiring additional investments by the cotton gins to process the bales. Case IH’s line of STX Steiger® 4 wheel drive tractors earned a 2007 “FinOvation” award from Farm Industry News Magazine.

•	Case Construction Equipment launched its new Tier 3 CX B Series of full sized hydraulic excavators offering a 20% improvement in fuel efficiency, a 25% improvement in productivity, and noise levels inside the cab that set new standards of quietness for the industry and it was recognized by Construction Equipment Magazine with a “Top 100” products award. The brand launched new M Series 2 backhoe loaders in the 76 to 98 horsepower range with Pilot controls, Tier 3 engines and backhoe performance improvements while commemorating the 50th anniversary of the first factory-integrated tractor loader/backhoe. It also launched the 621E wheel loader featuring greater horsepower with increased fuel efficiency and an enhanced ergonomically designed cab with improved worksite visibility and quieter operator environment.

•	Case IH Agricultural Equipment expanded its “SERVICE MAX” program from Europe to North American customers. This 24-hour-a-day/7-day-a-week service provides dealer back-up for customer support, dealer contact information, technical service and breakdown assistance including parts procurement from depots, plants and suppliers.

•	New Holland Agricultural Equipment introduced “TOP SERVICE” to the U.S. market, an industry-leading customer support program with company technical experts and parts and logistics specialists working in tandem with the New Holland dealer network, expanding the program originally piloted in western Canada and Europe.

•	Case Construction supported Habitat for Humanity with a series of more than 80 Case dealer rodeo events during the year. More than 4,200 participants throughout North America competed in the “Case Rodeo Series,” which culminates in March 2008 with a championship event in Las Vegas and a grand prize of a Case Loader/Backhoe. Case construction estimates that these dealer sponsored events raised more than $138,000 for local Habitat for Humanity affiliates.

AGRICULTURAL EQUIPMENT MARKET OUTLOOK
CNH expects U.S. net farm income in 2008 to be near the record levels of 2007, bolstered by high corn, wheat, soybean, cotton and sugar prices. For the full year, CNH expects North American industry retail sales of over-40 horsepower tractors to be up 5 to 10%, compared with 2007, with sales of over-140 horsepower tractors up about 10%. CNH expects industry retail unit sales of combines in North America to be up 5 to10% compared with 2007. CNH expects industry retail unit sales of under-40 horsepower tractors, which are more closely aligned with residential construction and overall GDP, to be flat to down 5%, with the total North American industry flat.
Outside of North America, for the full year, CNH expects industry retail unit sales of tractors to be flat to up slightly, compared with 2007, with industry sales in the Latin American market up 5 to 10%. CNH expects tractor industry unit sales in Western Europe to be flat and in Rest-of-World markets to be flat to up 5% from 2007 levels.
CNH expects the worldwide industry unit retail sales of over-40 horsepower and total agricultural tractors to be up slightly compared with 2007. CNH expects combine sales to be up 20 - 25% compared with 2007, and up in every major market.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK
For the full year, CNH expects North American industry retail unit sales of both heavy and light construction equipment to be down 5 to 10% compared with 2007, as housing starts and activity levels continue to decline.
For the year, CNH expects both heavy and light construction equipment industry retail unit sales outside of North America to be flat to up slightly compared with 2007. CNH expects industry sales of total heavy and light equipment to be flat to down slightly in Western Europe, up 5 to 10% in Latin America and up 15 to 20% in Rest-of-World.
In total, CNH expects worldwide industry retail unit sales of both heavy and light construction equipment to be flat to up 5% compared with 2007.
CNH OUTLOOK FOR FULL YEAR 2008
Based on these agricultural and construction equipment market outlooks and initiatives to properly position the company’s four main brands and improve efficiencies, CNH anticipates an increase in net sales of equipment of 10 to 15% and to generate 2008 diluted earnings per share, net of tax, in the range of $3.30 to $3.60, compared with $2.36 for the full year 2007.

Restructuring costs, net of tax, in 2008 are expected to be about $10 million primarily related to previously announced actions.
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
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CNH management will hold a conference call later today to review its fourth quarter and full year 2007 results. The conference call Webcast will begin at approximately 9:00 a.m. U.S. Central Time; 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings (including the ultimate outcome of the consolidated arbitration proceeding pending in London before the ICC International Court of Arbitration), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2006.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Estimates of 2007 Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	’07 B(W)	’07 B(W)	’07 B(W)	’07 B(W)	’07 B(W)
First Quarter 2007 Industry Unit Sales Revised Actual Compared with First Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(1)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	(3)%	2%	4%	23%	(11)%
Combine Harvesters	17%	13%	(1)%	34%	38%
Total Tractors and Combines	(2)%	3%	4%	24%	(10)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	28%	(25)%	40%	41%	82%
Skid Steer Loaders	(3)%	(16)%	9%	48%	43%
Other Light Equipment	18%	(10)%	29%	40%	25%
Total Light Equipment	15%	(15)%	28%	42%	40%
Total Heavy Equipment	17%	(10)%	25%	42%	29%
Total Light & Heavy Equipment	16%	(14)%	27%	42%	34%

Second Quarter 2007 Industry Unit Sales Revised Actual Compared with Second Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	1%	1%	0%	34%	(2)%
Combine Harvesters	21%	1%	(2)%	83%	49%
Total Tractors and Combines	1%	1%	(1)%	36%	(1)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	24%	(14)%	23%	19%	73%
Skid Steer Loaders	(4)%	(14)%	7%	65%	14%
Other Light Equipment	10%	(9)%	14%	16%	25%
Total Light Equipment	10%	(12)%	14%	29%	36%
Total Heavy Equipment	16%	(16)%	24%	45%	34%
Total Light & Heavy Equipment	12%	(13)%	17%	37%	35%

First Half 2007 Industry Unit Sales Revised Actual Compared with First Half 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	(1)%	1%	2%	29%	(7)%
Combine Harvesters	19%	5%	(2)%	47%	45%
Total Tractors and Combines	0%	1%	1%	30%	(6)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	26%	(19)%	31%	28%	77%
Skid Steer Loaders	(3)%	(15)%	8%	57%	27%
Other Light Equipment	14%	(10)%	21%	27%	25%
Total Light Equipment	12%	(14)%	20%	34%	38%
Total Heavy Equipment	17%	(13)%	24%	44%	32%
Total Light & Heavy Equipment	14%	(13)%	21%	39%	35%

CNH Global N.V.
Estimates of 2007 Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)
Third Quarter 2007 Industry Unit Sales Revised Actual Compared with Third Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(5)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	8%	n/a	n/a	n/a
Total Tractors	2%	1%	6%	51%	(4)%
Combine Harvesters	14%	17%	(3)%	161%	(20)%
Total Tractors and Combines	3%	1%	6%	55%	(4)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	29%	(8)%	17%	48%	60%
Skid Steer Loaders	(2)%	(7)%	(1)%	14%	11%
Other Light Equipment	7%	(8)%	9%	44%	14%
Total Light Equipment	9%	(8)%	9%	38%	24%
Total Heavy Equipment	17%	(14)%	25%	23%	33%
Total Light & Heavy Equipment	12%	(10)%	13%	30%	28%

First Nine Months 2007 Industry Unit Sales Revised Actual Compared with First Nine Months 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(3)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	0%	1%	3%	37%	(6)%
Combine Harvesters	18%	11%	(2)%	74%	26%
Total Tractors and Combines	1%	1%	3%	39%	(5)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	27%	(16)%	26%	35%	71%
Skid Steer Loaders	(3)%	(13)%	6%	39%	21%
Other Light Equipment	12%	(9)%	17%	33%	21%
Total Light Equipment	11%	(12)%	16%	36%	33%
Total Heavy Equipment	17%	(14)%	25%	36%	32%
Total Light & Heavy Equipment	13%	(12)%	19%	36%	32%

Fourth Quarter 2007 Industry Unit Sales Estimated Actual Compared with Fourth Quarter 2006 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(6)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	10%	n/a	n/a	n/a
Total Tractors	8%	2%	2%	44%	10%
Combine Harvesters	32%	19%	28%	106%	(5)%
Total Tractors and Combines	9%	3%	3%	48%	10%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	25%	(20)%	12%	54%	61%
Skid Steer Loaders	2%	(10)%	(1)%	79%	34%
Other Light Equipment	9%	(9)%	13%	6%	11%
Total Light Equipment	10%	(12)%	11%	56%	25%
Total Heavy Equipment	14%	(13)%	14%	33%	29%
Total Light & Heavy Equipment	12%	(12)%	12%	45%	27%

CNH Global N.V.
Estimates of 2007 Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)	'07 B(W)
Full Year 2007 Industry Unit Sales Estimated Actual Compared with Full Year 2006 Revised Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(4)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	2%	1%	3%	39%	(3)%
Combine Harvesters	21%	13%	4%	85%	21%
Total Tractors and Combines	2%	2%	3%	42%	(2)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	26%	(17)%	22%	39%	68%
Skid Steer Loaders	(2)%	(12)%	4%	50%	25%
Other Light Equipment	11%	(9)%	16%	24%	18%
Total Light Equipment	11%	(12)%	15%	41%	30%
Total Heavy Equipment	16%	(13)%	22%	35%	31%
Total Light & Heavy Equipment	13%	(12)%	17%	38%	31%

(1)	Excluding India
CNH Global N.V.
Outlook for 2008 Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	'08 B(W)	'08 B(W)	'08 B(W)	'08 B(W)	'08 B(W)
First Quarter 2008 Industry Unit Sales Outlook Compared with First Quarter 2007 Estimated Actual

Agricultural Equipment:
Agricultural Tractors:	Flat	0 - 5%	(0 - 5)%	5- 10%	Flat
Combine Harvesters	20 - 25%	5- 10%	5- 10%	~50%	25 - 30%
Total Tractors and Combines	0 - 5%	0 - 5%	(0 - 5)%	~10%	0 - 5%

Construction Equipment:
Total Light Equipment	0 - 5%	(15 - 20)%	(15 - 20)%	10- 15%	15- 20%
Total Heavy Equipment	0 - 5%	(20 - 25)%	(5 - 10)%	15- 20%	20 - 25%
Total Light & Heavy Equipment	0 - 5%	(15 - 20)%	(15 - 20)%	10- 15%	15- 20%

Full Year 2008 Industry Unit Sales Outlook Compared with Full Year 2007 Estimated Actual

Agricultural Equipment:
Agricultural Tractors:	0 - 5%	Flat	Flat	5- 10%	0 - 5%
Combine Harvesters	20 - 25%	5- 10%	5- 10%	~25%	5- 10%
Total Tractors and Combines	0 - 5%	0 - 5%	0 - 5%	5- 10%	0 - 5%

Construction Equipment:
Total Light Equipment	0 - 5%	(5 - 10)%	(5 - 10)%	5- 10%	15- 20%
Total Heavy Equipment	5- 10%	(5 - 10)%	(0 - 5)%	5- 10%	20 - 25%
Total Light & Heavy Equipment	0 - 5%	(5 - 10)%	(0 - 5)%	5- 10%	15- 20%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Year Ended
	December 31,			December 31,
			%			%
	2007	2006	Change	2007	2006	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$2,743	$1,904	44%	$9,948	$7,809	27%
Construction equipment	1,334	1,085	23%	5,023	4,306	17%

Total net sales	4,077	2,989	36%	14,971	12,115	24%

Financial services	302	247	22%	1,131	952	19%
Eliminations and other	(45)	(25)		(138)	(69)

Total revenues	$4,334	$3,211	35%	$15,964	$12,998	23%

Net sales:
North America	$1,397	$1,157	21%	$5,506	$5,354	3%
Western Europe	1,384	1,045	32%	4,995	3,843	30%
Latin America	564	286	97%	1,738	1,001	74%
Rest of World	732	501	46%	2,732	1,917	43%

Total net sales	$4,077	$2,989	36%	$14,971	$12,115	24%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006
			(In Millions, except per share data)
Revenues
Net sales	$4,077	$2,989	$4,077	$2,989	$—	$—
Finance and interest income	257	222	49	41	302	247

Total	4,334	3,211	4,126	3,030	302	247

Costs and Expenses
Cost of goods sold	3,381	2,451	3,381	2,451	—	—
Selling, general and administrative	386	337	311	278	75	59
Research and development	120	96	120	96	—	—
Restructuring	9	81	9	79	—	2
Interest expense	179	130	71	66	151	82
Interest compensation to Financial Services	—	—	70	64	—	—
Other, net	79	87	42	55	20	15

Total	4,154	3,182	4,004	3,089	246	158

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	180	29	122	(59)	56	89
Income tax provision	114	4	88	(27)	24	32
Minority interest	(1)	(1)	(1)	(1)	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	34	59	2	2
Equipment Operations	45	7	45	7	—	—

Net income	$114	$35	$114	$35	$34	$59

Weighted average shares outstanding:
Basic	237.1	236.1

Diluted	237.7	237.7

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.51	$0.39

EPS	$0.48	$0.15

Diluted:
EPS before restructuring, net of tax	$0.50	$0.39

EPS	$0.48	$0.15

Dividends per share	—	—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006
	(In Millions, except per share data)
Revenues
Net sales	$14,971	$12,115	$14,971	$12,115	$—	$—
Finance and interest income	993	883	190	177	1,131	952

Total	15,964	12,998	15,161	12,292	1,131	952

Costs and Expenses
Cost of goods sold	12,154	9,933	12,154	9,933	—	—
Selling, general and administrative	1,436	1,248	1,183	1,015	253	233
Research and development	409	367	409	367	—	—
Restructuring	85	96	85	94	—	2
Interest expense	701	578	358	321	479	340
Interest compensation to Financial Services	—	—	247	235	—	—
Other, net	349	359	224	233	70	54

Total	15,134	12,581	14,660	12,198	802	629

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	830	417	501	94	329	323
Income tax provision	354	165	245	56	109	109
Minority interest	15	16	15	16	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	9	8	229	222	9	8
Equipment Operations	89	48	89	48	—	—

Net income	$559	$292	$559	$292	$229	$222

Weighted average shares outstanding:
Basic	236.8	213.4

Diluted	237.2	236.8

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$2.62	$1.70

EPS	$2.36	$1.37

Diluted:
EPS before restructuring, net of tax	$2.61	$1.53

EPS	$2.36	$1.23

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006	2007	2006
			(In Millions)
Assets
Cash and cash equivalents	$1,025	$1,174	$405	$703	$620	$471
Deposits in Fiat affiliates cash management pools	1,231	497	1,157	496	74	1
Accounts, notes receivable and other — net	10,593	6,549	1,544	1,314	9,310	5,344
Intersegment notes receivable	—	—	1,831	1,445	—	—
Inventories	3,488	2,735	3,488	2,735	—	—
Property, plant and equipment — net	1,510	1,307	1,505	1,295	5	12
Equipment on operating leases — net	511	254	—	—	511	254
Investment in Financial Services	—	—	2,099	1,788	—	—
Investments in unconsolidated affiliates	528	457	420	354	108	103
Goodwill and intangibles	3,142	3,144	2,973	2,998	169	146
Other assets	1,717	2,157	1,215	1,386	502	771

Total Assets	$23,745	$18,274	$16,637	$14,514	$11,299	$7,102

Liabilities and Equity
Short-term debt	$4,181	$1,270	$728	$488	$3,453	$782
Intersegment short-term debt	—	—	—	—	1,831	1,348
Accounts payable	2,907	1,881	2,989	1,939	161	42
Long-term debt	5,455	5,132	2,179	2,419	3,276	2,713
Intersegment long-term debt	—	—	—	—	—	97
Accrued and other liabilities	4,900	4,871	4,439	4,548	479	332

Total Liabilities	17,443	13,154	10,335	9,394	9,200	5,314
Equity	6,302	5,120	6,302	5,120	2,099	1,788

Total Liabilities and Equity	$23,745	$18,274	$16,637	$14,514	$11,299	$7,102

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable — “Net Debt / (Net Cash)”	$7,380	$4,731	$(486)	$263	$7,866	$4,468

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006
			(In Millions)
Operating Activities:
Net income	$559	$292	$559	$292	$229	$222
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	372	316	295	273	77	43
Intersegment activity	—	—	(30)	29	30	(29)
Changes in operating assets and liabilities	(767)	46	560	274	(1,327)	(228)
Other, net	(259)	(47)	(383)	(153)	(43)	(47)

Net cash from operating activities	(95)	607	1,001	715	(1,034)	(39)

Investing Activities:
Expenditures for property, plant and equipment	(338)	(218)	(333)	(213)	(5)	(5)
Expenditures for equipment on operating leases	(377)	(173)	—	—	(377)	(173)
Net (additions) collections from retail receivables and related securitizations	(1,120)	(227)	—	—	(1,120)	(227)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(609)	128	(548)	127	(61)	1
Other, net	52	56	(9)	(2)	61	58

Net cash from investing activities	(2,392)	(434)	(890)	(88)	(1,502)	(346)

Financing Activities:
Intersegment activity	—	—	(281)	(378)	281	378
Net increase (decrease) in indebtedness	2,306	(208)	(83)	(346)	2,389	138
Dividends paid	(59)	(59)	(59)	(59)	(62)	(74)
Other, net	(9)	(9)	(9)	(9)	—	5

Net cash from financing activities	2,238	(276)	(432)	(792)	2,608	447

Other, net	100	32	23	10	77	22

Increase (decrease) in cash and cash equivalents	(149)	(71)	(298)	(155)	149	84
Cash and cash equivalents, beginning of period	1,174	1,245	703	858	471	387

Cash and cash equivalents, end of period	$1,025	$1,174	$405	$703	$620	$471

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation - The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31,2007.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of December 31, 2007, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans - In February, 2007, CNH granted approximately 1.5 million performance-based stock options (at targeted performance levels) which resulted in an estimated expense over the vesting period of approximately $16 million under the CNH Equity Incentive Plan (“CNH EIP”). The determination of the number of options awarded occurred in January 2008, when 2007 results were approved by the Board of Directors (the “Determination Date”). One-third of the options vested on the Determination Date. The remaining options will vest equally on the first and second anniversary of the Determination Date. Options granted under the CNH EIP have a contractual life of five years from the Determination Date or approximately six years. The grant date fair value of $12.65 per option was determined using the Black-Scholes pricing model.

The assumptions used in this model were:

Risk-free interest rate	4.40%
Expected volatility	38.32%
Expected life	4.0 years
Dividend yield	0.97%
The risk-free interest rate was based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of CNH’s common shares looking back over a period equal to the expected life of the options. The expected life was based on the average of the vesting term of 36 months and the original contract term of approximately six years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last four years.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
3.	Accounts and Notes Receivable - In CNH’s receivable securitization programs, certain retail and wholesale finance receivables are sold and therefore are not included in the Company’s consolidated balance sheets.

The amounts outstanding under these retail programs were $4.6 billion and $4.9 billion at December 31, 2007 and 2006, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse to Qualifying Special Purpose Entities. As of December 31, 2007 and 2006, $2.3 billion and $3.7 billion, respectively, remained outstanding under these programs.

Starting in March 2007, programs to sell receivables from Equipment Operations to Financial Services were expanded to include certain export receivables that were previously held by Equipment Operations. As of December 31, 2007, approximately $323 million of these export receivables remained outstanding.

Prior to August 3, 2007, certain of the Company’s Equipment Operations and Financial Services subsidiaries in Europe would sell Euro and British pound denominated wholesale receivables, directly or indirectly, to an Irish trust. The trust consisted of two third party bank-sponsored conduits. The securitization transactions that occurred in this structure were also accounted for as sales of receivables. On August 3, 2007, the Company acquired the sole share in the special purpose trust. Subsequently on August 30, 2007, the Company repaid the two third party bank-sponsored investors in the special purpose trust through an increase in a debt facility with a related party, Fiat Finance and Trade Ltd. With the elimination of the third party interest in the structure and the acquisition of the special purpose trust, the Company consolidated the special purpose trust on a prospective basis. Accordingly, the Company included in the balance sheet as of September 30, 2007 approximately $1 billion of previously sold wholesale receivables. In addition, approximately $7 million of assets were reclassified to third party accounts and notes receivable from other assets, which represented the amounts previously recorded as retained interests in the transferred wholesale receivables.

4.	Inventories - Inventories as of December 31, 2007 and 2006 consist of the following:

	December 31,	December 31,
	2007	2006
	(in Millions)
Raw materials	$890	$591
Work-in -process	333	267
Finished goods and parts	2,265	1,877

Total Inventories	$3,488	$2,735

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
5.	Goodwill and Intangibles - The following table sets forth changes in goodwill and intangibles for the year ended December 31, 2007:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	December 31,
	2007	Amortization	and Other	2007
	(in Millions)
Goodwll	$2,365	$—	$17	$2,382
Intangibles	779	(69)	50	760

Total Goodwil and Intangibles	$3,144	$(69)	$67	$3,142

As of December 31, 2007 and 2006, the Company’s intangible assets and related accumulated amortization consisted of the following:

	December 31, 2007				December 31, 2006
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$391	$186	$205	$380	$153	$227
Dealer network	25	216	70	146	216	61	155
Software	5	318	207	111	248	157	91
Other	10-30	49	23	26	55	21	34

		974	486	488	899	392	507

Intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

		$1,246	$486	$760	$1,171	$392	$779

CNH recorded amortization expense of approximately $69 million and $72 million for the years ended December 31, 2007 and 2006, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2008 to 2012 is approximately $70 million. As acquisitions and dispositions occur in the future and as currency fluctuates, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt - The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt” or “Net Cash, Deposits and Receivables”) as of December 31, 2007 and 2006:

	Consolidated		Equipment Operations		Financial Services
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006	2007	2006
	(in Millions)
Short-term debt
With FiatAffiliates	$2,474	$438	$263	$260	$2,211	$178
Other	1,707	832	465	228	1,242	604
Intersegment	—	—	—	—	1,831	1,348

Total short-term debt	4,181	1,270	728	488	5,284	2,130

Long-term debt
With FiatAffiliates	1,756	52	800	—	956	52
Other	3,699	5,080	1,379	2,419	2,320	2,661
Intersegment	—	—	—	—	—	97

Total long-term debt	5,455	5,132	2,179	2,419	3,276	2,810

Total debt:
With FiatAffiliates	4,230	490	1,063	260	3,167	230
Other	5,406	5,912	1,844	2,647	3,562	3,265
Intersegment	—	—	—	—	1,831	1,445

Total debt	9,636	6,402	2,907	2,907	8,560	4,940

Less:
Cash and cash equivalent	1,025	1,174	405	703	620	471
Deposits in Fiat affiliates cash management pools	1,231	497	1,157	496	74	1
Intersegment notes receivable	—	—	1,831	1,445	—	—

Net Debt (Net Cash, Deposits and Receivables)	$7,380	$4,731	$(486)	$263	$7,866	$4,468

At December 31, 2007, CNH had approximately $4.4 billion available under $9.7 billion total lines of credit and asset-backed facilities.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

On August 1, 2007, CNH redeemed all of its 9 1/4% Senior Notes due in 2011. The redemption price was 104.625% of the amount of the Senior Notes plus accrued but unpaid interest. As of the August 1, 2007 redemption date, this totaled approximately $1.1 billion. The redemption of the 2011 Senior notes was made through a combination of available liquidity (for a total amount of $300 million) and long-term Fiat funding due on June 2017 ($500 million at a fixed rate of 7%, and $300 million at a variable rate of three-month LIBOR plus 1.3%). The charge associated with this early extinguishment of debt was approximately $57 million and was recorded in interest expense.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
7.	Income Taxes - In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For a tax position to be recognized, it must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 by CNH, which was effective as of January 1, 2007, resulted in a reduction of shareholders’ equity in the first quarter of 2007 by approximately $49 million.

For the three months ended December 31, 2007 and 2006, effective income tax rates were 63.3% and 13.8%, respectively. For the years ended December 31, 2007 and 2006, effective income tax rates were 42.7% and 39.6%, respectively. For 2007, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, reversal of valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more-likely-than-not that the assets will be realized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, and adjustments relating to state taxes.

For 2006, tax rates differ from the Netherlands statutory rate of 29.6% due primarily to higher tax rates in certain jurisdictions, reversal of valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more-likely-than-not that the assets will be realized, and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized.

The Company is currently engaged in competent authority proceedings at December 31, 2007. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have an effect on the Company’s quarterly or annual cash flows in the range of $50 million to $60 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery under FIN 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

8.	Restructuring - CNH is engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for CNH in Europe. The expense for the year ended December 31, 2007 includes $42 million of additional costs as a result of our 2005 decision to exit our logistics outsourcing agreement with PGN and create a new company directed European logistics function (see footnote 9 for additional information). The remaining portion of the expense relates to other costs incurred due to headcount reductions, plant closures and CNH’s announced brand initiatives. Utilization primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

9.	Commitments and Contingencies - CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
periods.	A summary of recorded activity as of and for the year ended December 31, 2007 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2007	$277
Current year provision	363
Claims paid and other adjustments	(343)

Balance, December 31,2007	$297

Certain of the Company’s Brazilian subsidiaries have obtained a favorable judicial decision or are still awaiting a decision regarding the appropriateness of the enactment and/or assessment basis of a value added tax (“Cofins”) introduced in 1999. CNH received final administrative approval for a portion of the refund claims from the Brazilian Receita Federal tax authorities and recorded $24 million of Cofins refunds in 2007 that allows CNH to utilize these amounts to offset other Brazilian federal tax payments due. CNH expects to continue to pursue favorable judicial decisions and final administrative approval beyond 2007 for certain of its Brazilian subsidiaries.

CNH is engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for CNH in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues (“Partial Award”), finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits. CNH recorded a $55 million charge related to this arbitration during 2007, of which $42 million was classified as restructuring.

On October 8, 2007 the Tribunal convened a hearing on the quantification of the alleged damages suffered by PGN relating to the claims for which CNH was held liable under the Partial Award. PGN has advanced a variety of theories purporting to substantiate damages for lost profits and other items. CNH believes that many of these theories are unsupported by the facts or by substantial legal authority and CNH vigorously disputes PGN’s entitlement to damages with respect to certain claims and certain of the methodologies employed by PGN in purporting to substantiate its damage claims. In its response to the Partial Award, CNH asserted that the total amount of PGN’s loss for which CNH is liable is $55 million and paid this amount to PGN on October 5, 2007. PGN has asserted additional claims for damages which we have estimated total approximately $50 million. The parties are awaiting the decision of the Tribunal with respect to damages.

10.	Employee Benefit Plans - During the fourth quarter of 2007, CNH made a discretionary contribution to its post retirement medical plan of approximately $70 million in addition to the $30 million to its U.S. defined benefit pension plan trust during the second quarter of 2007. CNH contributed approximately $120 million to the defined benefit pension plan trust during the second quarter of 2006.

11.	Shareholders’ Equity - Shareholders approved a dividend of $0.25 per common share which was paid on April 30, 2007 to shareholders of record at the close of business on April 23, 2007.

As of December 31, 2007, CNH had 237.2 million common shares outstanding.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
12.	Earnings per Share -The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months and year ended December 31, 2007 and 2006:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(in Millions, except per share data)
Basic:
Net income	$114	$35	$559	$292

Weighted average common shares outstanding — basic	237.1	236.1	236.8	213.4

Basic earnings per share	$0.48	$0.15	$2.36	$1.37

Diluted:
Net income	$114	$35	$559	$292

Weighted average common shares outstanding — basic	237.1	236.1	236.8	213.4
Effect of dilutive securities (when dilutive):
Series A Preferred Stock		—		22.2
Stock Compensation Plans	0.6	1.6	0.4	1.2

Weighted average common shares outstanding — diluted	237.7	237.7	237.2	236.8

Diluted earnings per share	$0.48	$0.15	$2.36	$1.23

13.	Comprehensive Income (Loss) - The components of comprehensive income (loss) for the three months and year ended December 31, 2007 and 2006 are as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(in Millions)
Net income	$114	$35	$559	$292
Other Comprehensive income (loss), net of tax Cumulative translation adjustment	85	51	345	115
Deferred gains (losses) on derivative financial instruments	32	19	(2)	67
Unrealized gains (losses) on retailed interests in securitized transactions	(4)	(4)	(4)	1
Minimum pension liability adjustment	304	32	337	21

Total	$531	$133	$1,235	$496

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
14.	Segment Information - CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months and year ended December 31, 2007 and 2006 is as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(in Millions)
Trading profit reported to Fiat under IFRS	$333	$244	$1,357	$925
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(27)	(62)	(80)	(135)
Accounting for intangible assets, primarily product development costs	(27)	(20)	(63)	(48)
Restructuring	(9)	(81)	(85)	(96)
Net financial expense	(45)	(54)	(257)	(240)
Accounting for receivable securitizations and other	(45)	2	(42)	11

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$180	$29	$830	$417

The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Year Ended
	December 31 ,		December 31,
	2007	2006 (A)	2007	2006 (A)
	(in Millions)
Agricultural Equipment	$157	$70	$656	$307
Construction Equipment	77	50	321	272
Financial Services	99	91	380	313
Other	—	33	—	33

Trading profit under IFRS	$333	$244	$1,357	$925

(A)	- During the three months and year ended December 31, 2006, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparative purposes, the impact of these amendments are reflected on the line “Other” in the table above.
15.	Reconciliation of Non-GAAP Financial Measures — CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax
CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(in Millions, except per share data)
Basic:
Net income	$114	$35	$559	$292

Restructuring, net of tax:
Restructuring	9	81	85	96
Tax benefit	(3)	(23)	(24)	(25)

Restructuring, net of tax	6	58	61	71

Net income before restructuring, net of tax	$120	$93	$620	$363

Weighted average common shares outstanding — basic	237.1	236.1	236.8	213.4

Basic earnings per share before restructuring, net of tax	$0.51	$0.39	$2.62	$1.70

Diluted:
Net income before restructuring, net of tax	$120	$93	$620	$363

Weighted average common shares outstanding — basic	237.1	236.1	236.8	213.4
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	—	—	22.2
Stock Compensation Plans	0.6	1.6	0.4	1.2

Weighted average common shares outstanding — diluted	237.7	237.7	237.2	236.8

Diluted earnings per share before restructuring, net of tax	$0.50	$0.39	$2.61	$1.53

Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Year Ended
	December 31,				December 31,
	2007		2006		2007		2006
	(in Millions)
Net sales	$4,077	100%	$2,989	100.0%	$14,971	100.0%	$12,115	100.0%
Less:
Cost of goods sold	3,381	82.9%	2,451	82.0%	12,154	81.2%	9,933	82.0%

Gross margin	696	17.1%	538	18.0%	2,817	18.8%	2,182	18.0%
Less:
Selling, general and administrative	311	7.6%	278	9.3%	1,183	7.9%	1,015	8.4%
Research and development	120	2.9%	96	3.2%	409	2.7%	367	3.0%

Industrial operating margin	$265	6.5%	$164	5.5%	$1,225	8.2%	$800	6.6%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt
Net Debt or (Net Cash, Deposits and Receivables) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt or (Net Cash, Deposits and Receivables) is shown below:

	Equipment Operations		Financial Services
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
	(in Millions)
Total debt	$2,907	$2,907	$8,560	$4,940
Less:
Cash and cash equivalent	405	703	620	471
Deposits in Fiat affiliates cash management pools	1,157	496	74	1
Intersegment notes receivables	1,831	1,445	—	—

Net Debt (Net Cash, Deposits and Receivables)	$(486)	$263	$7,866	$4,468

Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of December 31, 2007 and September 30, 2007 using December 31, 2006 exchange rates.
The calculation of working capital is shown below:

		December 31,	September 30,
		2007 at	2007 at
	December 31,	December 31,	December 31,	December 31,
	2007	2006 FX Rates	2006 FX Rates	2006
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,438	$1,318	$1,389	$1,300
Accounts, notes receivable and other — net — Intersegment	106	106	70	14

Accounts, notes receivable and other — net — Total	1,544	1,424	1,459	1,314

Inventories	3,488	3,224	3,146	2,735

Accounts payable — Third Party	(2,838)	(2,600)	(2,303)	(1,848)
Accounts payable — Intersegment	(151)	(151)	(145)	(91)

Accounts payable — Total	(2,989)	(2,751)	(2,448)	(1,939)

Working capital	$2,043	$1,897	$2,157	$2,110